JM Global Holding Company

1615 South Congress Avenue, Suite 103

Delray Beach, FL 33445

January 10, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Office of Manufacturing and Construction

100 F Street, N.E.

Mail Stop 4631

Washington, DC 20549

Attn: Pamela A. Long, Assistant Director

Re:	JM Global Holding Company

Revised Preliminary Merger Proxy Statement on Schedule 14A

Filed December 20, 2017

File No. 1-37513

Dear Ms. Long:

JM Global Holding Company (the “Company”, “JM Global,” “we”, “us” or “our”) hereby transmits its response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated December 29, 2017 regarding our Revised Preliminary Merger Proxy Statement on Schedule 14A (the “Proxy Statement”) previously filed on December 20, 2017. A marked version of the Proxy Statement is enclosed herewith reflecting all changes to the Proxy Statement made in Amendment No. 3 to the Proxy Statement filed with the Commission (“Amendment No. 3”).

Amendment No. 2 to the Preliminary Proxy Statement filed December 20, 2017 Sunlong

Management’s Discussion and Analysis, page 156

Results of Operations, page 157

1.	You state on page 159: “Our trading of industrial waste materials are dependent to the progress of the end users whom used our solid waste recycling equipment and when they are able to sell those industrial waste materials to our suppliers to process the waste.” Please clarify this sentence given it appears that China Sunlong’s suppliers sell waste materials to China Sunlong and then China Sunlong sells those waste materials to the two significant business “end users” who are related to each other, but then those end users sell the waste materials back to the suppliers. Assuming this sequence is correct, explain to us why the two related end users do not instead purchase the waste materials directly from the suppliers, since your suppliers directly drop ship the waste materials to them. In this regard, it is not clear what value, if any, China Sunlong has provided to the related end users and therefore how it has earned or appropriately recognized revenues. It is also not clear whether there is a legitimate business purpose for the two related end users to pay a 34% premium (equivalent to the gross margin recorded on these transactions through September 30, 2017) to only process these transactions through China Sunlong. Please disclose in the filing whether management believes that this trading business model is sustainable and the basis for that assessment.

Pamela A. Long, Assistant Director

U.S. Securities and Exchange Commission

January 10, 2018

Response: In response to the Staff’s comment, the Company wishes to clarify that the business sequence of the sentence, “Our trading of industrial waste materials are dependent to the progress of the end users whom used our solid waste recycling equipment and when they are able to sell those industrial waste materials to our suppliers to process the waste” is incorrect. The two significant customers who purchased the processed solid waste materials are in the construction, decorative and paint materials industries. They did not sell any waste materials back to our solid waste recycling equipment suppliers. The end users (i.e. mine operators) who used our solid waste recycling equipment are in the mining, metal and clean technology industries. They are the ones who sold the waste materials to our suppliers who process the waste materials, not recycling equipment. We purchased the processed industrial waste materials from such suppliers and sold to our customers who turned the processed industrial waste materials into a variety of materials used for decoration such as plastic wood, interior wall decorative panels, and stone plastic limitation wood floorings. Our two significant customers have no connections to our industrial waste material suppliers or the end users who used our solid waste recycling equipment. Thus, these two significant customers have to purchase the processed solid waste materials through us.

The Company has revised its disclosure on pages 159 and 164 of Amendment No. 3 to clarify the roles of the suppliers and customers of our industrial waste materials and the end users of our solid waste recycling equipment. We have also provided a description of our waste material trading business model and how Sunlong connects its customers and sets its prices as follows:

“We started our industrial waste materials trading business due to the opportunity that existed in the marketplace, as the end users of our solid waste recycling equipment, also referred to as our equipment end users, while in the process of using our solid waste recycling equipment to clean and extract waste from mines and job sites, may also extract and separate certain valuable metals from other industrial waste materials. We recognize that there is a market for these metals and waste materials and as a result, we connect our equipment end users who sell the byproduct of materials they produce to our industrial waste materials suppliers, who have the capability of processing such solid waste materials into powder and directly ship such products to our industrial waste materials customers. This type of trading business is related to our solid waste recycling systems and equipment business because the end users of our solid waste recycling equipment only use our equipment to extract the valuable metals and chemicals for their needs. These end users do not need the residual materials generated as a byproduct of extraction and considered to be industrial waste materials. As a result, we believe our industrial waste material trading business is sustainable as long as our solid waste recycling system and equipment business is sustainable. We strongly believe our solid waste recycling system and equipment business is sustainable because of upcoming favorable energy conservation and emission reduction target-setting policies mandated by the PRC government. Notwithstanding the foregoing, this is a new line of our business that is still in the development stage. We did not generate any industrial waste materials trading revenues during the fourth quarter of 2017.

Pamela A. Long, Assistant Director

U.S. Securities and Exchange Commission

January 10, 2018

During the nine months ended September 30, 2017, trading increase of some industrial waste materials from Acid Hydrolysis Titanium Dioxide, Petroleum FCC Catalyst, Ilmenite Tailings, Copper Smelting Tailings was offset by the trading decrease in Ultrafine Grinding Silicon Powder, as compared to the same period in 2016. Our trading of industrial waste materials are dependent on the progress of our recycling equipment end users and when they are able to sell those industrial waste materials to our suppliers of industrial waste materials to process the waste. During the nine months ended September 30, 2017, as we continued to generate our equipment revenues, our equipment end users used our equipment to extract the valuable metals and chemicals for their needs, but they did not need the waste materials that were generated as a byproduct of such extraction. Our access to these resources has allowed us to trade the aforementioned industrial waste materials as compared to the same period in 2016.

Approximately 2 to 3 weeks prior to shipment, our suppliers of industrial waste materials will physically process the industrial waste materials at the locations of the equipment end users. These end users are located in different provinces of China, such as Hubei, Sichuan, Jiangsu, and Zhejiang. After our industrial waste material suppliers have processed the industrial waste materials per our specifications, they will drop ship the materials by truck, which takes approximately 1 to 5 days, directly to our industrial waste materials customers in the city of Wuhan, Hubei province, for our inspection, before being inspected and accepted by our customers.

During the nine months ended September 30, 2017, two customers accounted for 49.7% and 49.0% of our trading and others revenues as compared to 48.9% and 45.8% during the nine months ended September 30, 2016. These two customers are in the construction, decorative and paint materials industry, who attended the “Titanium Dioxide Acid Waste Separation and Recovery Technology” seminar that we hosted in March 2016. These two customers are unrelated third parties to us but they are related to each other. They are able to manufacture these processed industrial waste materials and turn them into variety of materials used for decoration such as plastic wood, interior wall decorative panels, stone plastic limitation wood floorings. The decoration materials made from these processed industrial waste materials are much cheaper than using other environmentally friendly raw materials, and generally have better qualities. We evaluate prices of similar raw materials for construction and then set a price with these two customers. We believe our customers might be able to obtain government support and grant for using these industrial waste materials products.”

We have enclosed herewith as Exhibit A one set of transaction contracts with two of our suppliers and two of our customers of our industrial waste materials for your reference to give you a better understanding of our business model.

In addition, the Company has revised its disclosure on pages 159 and page 164 of Amendment No. 3 to explain that it is our belief that this trading business model is sustainable and the basis for that assessment as follows:

“These end users do not need the residual materials generated as a byproduct of extraction, and considered as industrial waste materials. As a result, we believe our trading of industrial waste material business is sustainable as long as our solid waste recycling system and equipment business is sustainable. We strongly believe our solid waste recycling system and equipment business is sustainable because of upcoming favorable energy conservation and emission reduction target-setting policies mandated by the PRC government.”

Pamela A. Long, Assistant Director

U.S. Securities and Exchange Commission

January 10, 2018

2.	We have read the revision on page 161 related to the third bullet of comment 4 in our letter dated December 14, 2017. You have disclosed that you earned consulting revenue during the year ended December 31, 2016 with “minimal cost” associated with that revenue. Please explain why or how such revenue was able to be recorded with “minimal cost.”

Response: In response to the Staff’s comment, Sunlong has rendered technical supporting and consulting services on certain solid waste recycling technology to a customer over a two months period. Sunlong’s revenue was recognized over the service period on a straight-line basis. The costs associated with such revenue are the salaries of Sunlong’s research and development employees with minimal cost.

Liquidity and Capital Resources, page 170

3.	Regarding the latest revision to the accounts receivable discussion on page 170, the responses provided in your letters raise a concern that China Sunlong’s September 30, 2017 allowance for doubtful accounts accounting policy was not applied in a complete and objective manner as required by ASC 310-10-35-4 through 35-11. The responses focus on unsupported and subjective assumptions while failing to fully address the primary objective and verifiable evidence that was known when the September 30, 2017 financial statements were filed on December 1, 2017. For example, when the September 30, 2017 financial statements were filed, management knew that the two affiliated customers that generated substantially all of your 2017 trading revenue had not paid any of the $18.7 million of receivables associated with those revenues, irrespective of the applicable 30 day payment terms. Further, management knew that approximately $11 million of that balance was over five months old and that the significant delinquency cannot reasonably be attributed to the two customers’ longer “operating cycles” given that these same customers were apparently able to pay substantially all of the $837,332 they owed on the July 1, 2016 — December 31, 2016 trading sales transactions by December 31, 2016. Also, management was aware that they had very little experience negotiating these trading transactions prior to 2017. We further note that despite our prior request, management was not able to specifically explain why the customers have not been able to pay what they owe. In addition, there does not appear to be any objective and verifiable evidence supporting an assumption that the two customers currently have the financial resources to pay what they owe. ASC 310-10-35-8 requires that management consider such known evidence that existed up through the date the financial statements were actually issued. Please revise the China Sunlong financial statements to establish an allowance for doubtful accounts balance that reasonably reflects the known, adverse and objective evidence surrounding the collectibility of these receivables. Alternatively, provide us with English translation versions of the underlying contracts and a chronological summary of all discussions between China Sunlong and the two customers concerning the causes and status of these delinquent accounts so that we can better understand whether there is a rational and objective basis for the zero allowance balance at September 30, 2017. In assessing the materiality of this issue, we note that the delinquent receivables approximate 30% of 2017 total assets and 50% of 2017 total revenue. Further, we note that per page 93, the China Sunlong purchase that shareholders are voting on was valued using a multiple of projected 2017 revenue.

Pamela A. Long, Assistant Director

U.S. Securities and Exchange Commission

January 10, 2018

Response: In response to the Staff’s comment, Sunlong has revised its September 30, 2017 financial statements to establish an allowance for doubtful accounts balance that reasonably reflects the known, adverse and objective evidence surrounding the collectibility of these receivables, and encloses as Exhibit B herewith its calculations for such allowance. In addition, the Company has revised its disclosure on pages 170 and 171 of Amendment No. 3 to update the subsequent collection amount and to include discussion on Sunlong’s methodology on its allowance policy as follows:

“As of September 30, 2017, Sunlong had approximately $21.0 million of accounts receivables from Sunlong’s customers, of which approximately $18.7 million were accounts receivable from Sunlong’s trading operations. Sunlong’s turnover ratio currently is at approximately 2.4 times per year. Since Sunlong just developed the trading operations, Sunlong has extended credit to its customers to gain market share. Sunlong’s existing payment terms on these customers are due in 30 days after receipt of the goods. As these customers are in the construction, decorative and paint materials industry, the construction period and its operating cycles usually take longer, which has also resulted in it taking a longer period of time for Sunlong to receive their payments. We received approximately $3.7 million in accounts receivables from these customers subsequent to September 30, 2017. Sunlong has collected all of its first quarter 2017 revenue from its trading of industrial waste materials business in January 2018, which took approximately 9 months to receive its accounts receivable. Sunlong is in the process of revaluating its credit terms to its customers to determine if longer credit terms are needed due to the nature of the construction, decorative and paint materials industry.

In the meantime, after Sunlong has considered a series of determination factors for providing provision of doubtful accounts, Sunlong has provided approximately $2.9 million in provision for doubtful accounts as of September 30, 2017. Sunlong conducted an aging analysis of each customer’s arrears to determine whether allowance for doubtful accounts is adequate. In establishing the allowance for doubtful accounts, Sunlong considered historical experience, the economic environment, trends in the construction, decorative and paint materials industry, and the expected collectability of past due receivables. An estimate of doubtful accounts is recorded when collection of the full amount is no longer probable. Known bad debts are written off against the allowance for doubtful accounts when identified. After Sunlong evaluated all the above considerations, Sunlong established a policy to provide a provision of 25% for accounts receivable outstanding more than 3 months but less than 6 months, 50% for accounts receivable outstanding more than 6 months but less than 9 months, 75% for accounts receivable outstanding more than 9 months but less than 1 year, and 100% for accounts receivable outstanding more than 1 year. Sunlong will be continuously assessing its potential losses based on the credit history and relationships with its customers on a regular basis to determine if its bad debt allowance on its accounts receivable is adequate.”

Furthermore, the Company has revised its disclosure on pages 159 and 164 of Amendment No. 3 to clarify that Sunlong did not generate any industrial waste materials trading revenues during the fourth quarter of 2017:

“Notwithstanding the foregoing, this is a new line of our business that is still in the development stage. We did not generate any industrial waste materials trading revenues during the fourth quarter of 2017.”

Pamela A. Long, Assistant Director

U.S. Securities and Exchange Commission

January 10, 2018

4.	On page F-54, it is reported that two customers accounted for 45.2% and 43.6% of the September 30, 2017 receivables balance. We understand that these two customers are in fact related to each other. Please revise Note 11 to disclose whether any of the referenced customers and suppliers are related and disclose the nature of the relationships. In addition, please clarify whether any of the $14.8 million of trading business prepayments (page 171) were paid to entities that are in any way related to the two customers that have been unable to pay their $18.7 million of receivables. If so, then please explain why no September 30, 2017 loss allowance was reserved against this asset.

Response: In response to the Staff’s comments, the Company confirms with the Staff that none of the Company’s three major suppliers as of September 30, 2017 are related to each other or to any of our customers. Accordingly, none of the $14.8 million of trading business prepayments were paid to persons that are any way related to the two customers that have been unable to pay their $18.7 million of receivables. In addition, the Company has revised its disclosure on pages F-53 and F-54 of Amendment No. 3 to disclose which of the referenced customers are related and to disclose the nature of the relationship as follows:

“For the nine months ended September 30, 2017, four customers accounted for 25.0%, 24.7%, 14.1%, and 14.1% of the Company’s revenues, respectively, of which two customers who are related parties to each other under common management and ownership accounted for 49.7% of the Company’s revenue. For the nine months ended September 30, 2016, two customers accounted for 50.6% and 21.2% of the Company’s revenues. For the year end December 31, 2016, four customers accounted for 38.4%, 20.0%, 17.9% and 16.1% of the Company’s revenues, respectively. For the year ended December 31, 2015, two customers accounted for 49.8% and 42.8% of the Company’s revenues, respectively.

As of September 30, 2017, two customers, who are related to each other under common management and ownership, accounted for 45.2% and 43.6% of the Company’s accounts receivable, respectively. As of December 31, 2016, one customer accounted for 100% of the Company’s accounts receivable. As of December 31, 2015, two customers accounted for 64.9% and 35.1% of the Company’s accounts receivables.”

5.	Please tell us whether the two major customers, Wuhan KYX and Wuhan Zhirong (page 34), are either directly or indirectly owned or controlled by the people/entities that own or control the major supplier, Wuhan Jingxin Photovoltaics New Energy Technology Co., Ltd (page 36). Address also any relationship between these entities and Wuhan Mingjia Industry and Trade Development Co. Ltd. since page 192 reports that Ms. Li controlled both Wuhan and China Sunlong. Describe also any family or contractual relationships between Ms. Li and Mr. Wensheng Yan. If China Sunlong’s major customers are controlled by the same parties that control their major supplier, then clarify for us how China Sunlong has any substantive control over the pricing in transactions involving those companies. Specifically, it would appear that the person/entity that controls both the supplier and the customer could dictate any pricing terms as well as any associated accounts receivable payment provisions. Absent a legitimate ability to establish selling prices, it would appear that the trading transactions described on page 159 should be recognized on a net basis instead of on a gross basis.

Pamela A. Long, Assistant Director

U.S. Securities and Exchange Commission

January 10, 2018

Response: In response to the Staff’s comments, Ms. Li was the majority owner, legal representative and general manager of Wuhan Mingjia (“Wuhan Mingjia”) Industry and Trade development Co. Ltd. She transferred her ownership to an unrelated third party in September 2015. Thereafter, Wuhan Mingjia ceased related party status with the Company in September 2015. The Company also confirms with the Staff in response to Comment #4 above that other than the two significant customers of our trading business that are related to each other, none of the Company’s suppliers or customers are related to each other or to the Company. In addition, we have separately negotiated the pricing term of our trading business with each of the Company’s suppliers and customers, and we are the primary obligor and are separately responsible for establishing the purchase prices and selling prices of the processed industrial waste materials. Along with other considerations, including inventory risk, we concluded that we are the principal in these arrangements and therefore report our trading revenue and cost of revenues on a gross basis. The Company has included additional disclosure on pages 168 and F-44 of Amendment No. 3 to clarify its inventory risk as follows:

“We (the Company) would inspect the materials delivered by our suppliers at our (its) customers’ site, during which inspection we temporarily assume legal title to the materials, and after which inspection legal title is transferred to our (its) customers.”

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Stuart Neuhauser at sneuhauser@egsllp.com or by telephone at (212) 370-1300.

Very truly yours,

/s/ Tim Richerson
Tim Richerson, Chief Executive Officer

cc:	Douglas Ellenoff, Esq. Stuart Neuhauser, Esq. Ellenoff Grossman & Schole LLP

EXHIBIT A

Industrial Waste Material Customer/Supplier Contracts

Contract for The Purchase and Sales of Chemical Products

Contract No. SR-TYH20170009

Party A(supplier): Wuhan Taiyinghe Technology Development Co., Ltd.

Party B(demander): Hubei Shengrong Environmental Protection Energy-Saving Science and Technology Co. Ltd.

According to Contract Law and other related laws and regulations, Party A and Party B entered into this Contract based on mutually negotiation.

Article 1 Product Name, Standard, Quantity, Unit Price (including transportation fee) and Total Price

Product Name	Standard	Quantity (ton)	Unit Price (10,000RMB/ton)	Total Price(10,000RMB)
Ilmenite tailings	titanium content≧5%	12,500	0.4	5,000

The total price is RMB 50,000,000.

Article 2 Technical Requirements

(1) titanium content≧5%; iron content≦10%, 320 Mu. (2) excluding hard piece of impurities <90%

Article 3 Delivery Time

The products should be segment supply from June 1, 2017 to June 30, 2018, Party A should supply of goods according to the specific requirements of Party B

Note: The price in this Contract is a basic order price. The actual price should be determined in two months after the Contract signed due to the rise of raw material price. The final price should be 5% increased based on the average price of ten days before the delivery date. If Party B can’not accept the final price, Party A should return the payments for products paid by Party B plus 0.06% interest per month.

Article 4 Delivery Method: picked up to the designated place of Party B by Party A

Article 5 Transportation fee has been included in the price of products.

Article 6 The powder containing titanium should be packed by large woven bags with 60kg per each.

Article 7 Party A should burden the loss during the transportation.

Article 8 If party A fails to provide the product in time, Patty A should bear 6% liquidated damages to Party B.

Article 9 (1) Party B should prepay the consideration of the products to Party A which should be settled within 30 working days after the delivery of the products.

(2) Payment Information of Party A is as follows:

Account name: Wuhan Taiyinghe Technology Development Co., Ltd.

Bank name: Huaxia Bank-Wuhan Branch-Wuchang Subbranch

Account No. 11152000000547899

Article 10 Both parties shall keep technical and trade secrets and shall not disclose to any third party or misuse. In case of loss caused by any party to the other party, the breach party should compensate to the other party and bear related legal liabilities.

Article 11 The Contract should be revised by both parties in writing.

Article 12 This Contact is in two copies and each party holds one. The Contract should be effected upon both parties signed and sealed.

Party A: Wuhan Taiyinghe Technology Development Co., Ltd.(seal)

March 6, 2017

Party B: Hubei Shengrong Environmental Protection Energy-Saving Science and Technology Co. Ltd. (seal)

March 6, 2017

Contract for The Purchase and Sales of Chemical Products

Contract No. SR-YGM20170010

Party A(supplier): Wuhan Engma Technology Development Co., Ltd.

Party B(demander): Hubei Shengrong Environmental Protection Energy-Saving Science and Technology Co. Ltd.

Signed at Wuhan

Date: March 6,2017

Article 1 Product Name, Standard, Quantity, Unit Price (including transportation fee), Total Price,

Product Name	Standard	Quantity (ton)	Unit Price (10,000RMB/ton)	Total Price(10,000RMB)	Note
Copper smelting tailings	325 Mu	8.000	0.6	4.800	Excluding tax price, Unit price includes shipping and packing costs

Article 2 Technical Requirements

(1) copper content>20%; (2) 325 Mu, ≧99%

Article 3 Delivery Time

The products should be segment supply from June 1, 2017 to June 30, 2018. Both parties should negotiate the specific delivery date.

Note: The price in this Contract is a basic order price. The actual price should be determined in two months after the Contract signed due to the rise of raw material price. The final price should be 5% increased based on the average price of ten days before the delivery date. If Party B can’t accept the final price, Party A should return the payments for products paid by Party B plus 0.06% interest per month.

Article 4 Delivery Method: The supplier designate delivery in accordance with the demand side and supplier bear all fee.

Article 5 Reasonable loss: no loss

Article 6 packed by large woven bags with 50kg per each.

Article 7 Acceptance standard: No excessive heavy metal powder, If there is any objection , notice to Party A within 15 days in writing

Article 8 delivery after prepayment

Article 9: If party A fails to provide the product in time, Patty A should bear 0.08% liquidated damages to Party B.

Article 10 Dispute Resolution: first negotiate. If can’t, both parties may sue the people’s court where the supplier is located

Article 11 This Contact is in two copies and each party holds one. The Contract should be effected upon both parties signed and sealed.

Article 12: This contract is signed by facsimile. The fax is valid

Party A: Wuhan Engma Technology Development Co., Ltd.(seal)

Legal representative: Zheng Zhihu

Tel:

Fax:

Bank name: Bank Of Communications-Wuhan Fruit Lake Branch

Account No.:421869419018800023210

Party B: Hubei Shengrong Environmental Protection Energy-Saving Science and Technology Co. Ltd. (seal)

Legal representative: Li Jiazhen

Tel: 027-83305560

Fax: 027-88878889

Bank name: Wuhan Rural Commercial Bank,-Jiang’an branch

Account No.:200770040910016

Contract for The Purchase and Sales of Chemical Products

Contract No. HST-SR20170011

Party A: Hubei Shengrong Environmental Protection Energy-Saving Science and Technology Co. Ltd.

Party B: Wuhan Host Coating Material Co., Ltd.

According to Contract Law and other related laws and regulations, Party A and Party B entered into this Contract based on mutually negotiation.

Article 1 Product Name, Standard, Quantity, Unit Price (including transportation fee) and Total Price

Product Name	Standard	Quantity (ton)	Unit Price (10,000RMB/ton)	Total Price(10,000RMB)
Ilmenite tailings	titanium content≧5%	6,250	0.6	3,750
Copper smelting tailings	325 Mu	4,000	0.8	3,200

The total price of the two products is RMB 69,500,000.

Article 2 Technical Requirements

1.	Ilmenite tailings: (1) titanium content≧5%; iron content≦10%, 320 Mu. (2) excluding hard piece of impurities <90%.
2.	Copper smelting tailings: (1) copper content≧20%; (2) 325 Mu ≧99%.

Article 3 Delivery Time

The products should be segment delivery from June 1, 2017to June 30, 2018. Both parties should negotiate the specific delivery date.

Note: The price in this Contract is a reference price. The actual price should be determined in two months after the Contract signed due to the rise of raw material price. The final price should be 5% increased based on the average price of ten days before the delivery date. If Party B can not accept the final price, Party A should return the payments for products paid by Party B plus 0.05% interest per month.

Article 4 Delivery Method: picked up by Party B.

Article 5 Transportation fee has been included in the price of products.

Article 6 The tailings containing titanium should be packed by woven bags with 50kg per each.

Article 7 Party A should burden the loss during the transportation.

Article 8 If party A fails to provide the product in time, Patty A should bear 3% liquidated damages to Party B.

Article 9 (1) Party B should prepay the consideration of the products to Party A which should be settled within 30 working days after the delivery of the products.

(2) Payment Information of Party A is as follows:

Account name: Hubei Shengrong Environmental Protection Energy-Saving Science and Technology Co. Ltd.

Bank name: Wuhan Rural Commercial Bank Jiang’an Branch

Account No. 200770040910016

Company Address: No.3 West Part of Changfeng Technology Park, No.8 Nan Ni Wan Avenue, Qiaokou District, Wuhan, Hubei, China

Article 10 Both parties shall keep technical and trade secrets and shall not disclose to any third party or misuse. In case of loss caused by any party to the other party, the breach party should compensate to the other party and bear related legal liabilities.

Article 11 The Contract should be revised by both parties in writing.

Article 12 This Contact is in two copies and each party holds one. The Contract should be effected upon both parties signed and sealed.

Party A: Hubei Shengrong Environmental Protection Energy-Saving Science and Technology Co. Ltd. (seal)

March 6, 2017

Party B: Wuhan Host Coating Material Co., Ltd. (seal)

March 6, 2017

Contract for The Purchase and Sales of Chemical Products

Contract No. HST-SR20170012

Party A: Hubei Shengrong Environmental Protection Energy-Saving Science and Technology Co. Ltd.

Party B: Wuhan Modern Industry Technology Research Institute

According to Contract Law and other related laws and regulations, Party A and Party B entered into this Contract based on mutually negotiation.

Article 1 Product Name, Standard, Quantity, Unit Price (including transportation fee) and Total Price

Product Name	Standard	Quantity (ton)	Unit Price (10,000RMB/ton)	Total Price(10,000RMB)
Ilmenite tailings	titanium content≧5%	6,250	0.6	3,750
Copper smelting tailings	325 Mu	4,000	0.8	3,200

The total price of the two products is RMB 69,500,000.

Article 2 Technical Requirements

1.	Ilmenite tailings: (1) titanium content≧5%; iron content≦10%, 320 Mu. (2) excluding hard piece of impurities <90%.
2.	Copper smelting tailings: (1) copper content≧20%; (2) 325 Mu ≧99%.

Article 3 Delivery Time

The products should be segment delivery from June 1, 2017to June 30, 2018. Both parties should negotiate the specific delivery date.

Note: The price in this Contract is a reference price. The actual price should be determined in two months after the Contract signed due to the rise of raw material price. The final price should be 5% increased based on the average price of ten days before the delivery date. If Party B can not accept the final price, Party A should return the payments for products paid by Party B plus 0.05% interest per month.

Article 4 Delivery Method: picked up by Party B.

Article 5 Transportation fee has been included in the price of products.

Article 6 The tailings containing titanium should be packed by woven bags with 50kg per each.

Article 7 Party A should burden the loss during the transportation.

Article 8 If party A fails to provide the product in time, Patty A should bear 3% liquidated damages to Party B.

Article 9 (1) Party B should prepay the consideration of the products to Party A which should be settled within 30 working days after the delivery of the products.

(2) Payment Information of Party A is as follows:

Account name: Hubei Shengrong Environmental Protection Energy-Saving Science and Technology Co. Ltd.

Bank name: Wuhan Rural Commercial Bank Jiang’an Branch

Account No. 200770040910016

Company Address: No.3 West Part of Changfeng Technology Park, No.8 Nan Ni Wan Avenue, Qiaokou District, Wuhan, Hubei, China

Article 10 Both parties shall keep technical and trade secrets and shall not disclose to any third party or misuse. In case of loss caused by any party to the other party, the breach party should compensate to the other party and bear related legal liabilities.

Article 11 The Contract should be revised by both parties in writing.

Article 12 This Contact is in two copies and each party holds one. The Contract should be effected upon both parties signed and sealed.

Party A: Hubei Shengrong Environmental Protection Energy-Saving Science and Technology Co. Ltd. (seal)

March 6, 2017

Party B: Wuhan Modern Industry Technology Research Institute (seal)

March 6, 2017

EXHIBIT B

Aging of Receivables Report

Shengrong Environmental Protection Energy-Saving Science and Technology Ltd

As of September 30, 2017

AR and AR Reserve Balance

Currency: RMB

				September 30, 2017	PBC Aging Report by Invoice
Note	A/C #	Name	Nature	Adjusted Balance	0-30 days	Inv. Date	31 - 60 days	Inv. Date	61 - 90 days	Inv. Date	91 -120 days	Inv. Date	121 - 150 days	Inv. Date	151 - 180 days	Inv. Date	181 to 210 days	Inv. Date	211 to 240 days	total

	Part I: Third Parties

	1131	[0001]武汉智荣科技有限公司 Wuhan Zhirong Science & Technology Co., Ltd.	Sale of equipment	9,016,000.00				7-25-17	9,016,000.00											9,016,000.00
	1131	[0019]黄石登高商贸有限公司 Huangshi Denggao Commercial Trading Co. Ltd.	Sale of equipment	3,360,000.00						6-12-17	3,360,000.00									3,360,000.00
	1131	[0020]武汉现代工业技术研究院 Wuhan Modern Industry Technology Research Institute	Sale of industrial solid wastes	61,034,600.00		8-18 & 8-30-17	14,920,000.00	7-4 & 7-23-17	14,980,000.00	6-27-17	9,000,000.00	5-24-17	9,000,000.00	4-12-17	9,000,000.00	3-16-17	4,134,600.00			61,034,600.00
	1131	[0023]武汉赫斯特涂层材料股份有限公司 Wuhan Host Coating Material Co., Ltd	Sale of industrial solid wastes	63,378,500.00		8-18 & 8-30-17	14,920,000.00	7-4 & 7-23-17	14,980,000.00	6-27-17	9,000,000.00	5-24-17	9,000,000.00	4-12-17	9,000,000.00	3-16-17	4,160,000.00	2-28-17	2,318,500.00	63,378,500.00
	1131	[0026]淄博齐力有色金属冶炼有限公司 Zibo Qili Non-ferrous Metals Smelting Co. Ltd.	Sale of equipment	250,000.00						6-22-17	250,000.00									250,000.00
																				-
			Sub-total (Third parties):	137,039,100.00	-		29,840,000.00		38,976,000.00		21,610,000.00		18,000,000.00		18,000,000.00		8,294,600.00		2,318,500.00	137,039,100.00

				Allowance							5,402,500.00		4,500,000.00		4,500,000.00		4,147,300.00		1,159,250.00	19,709,050.00

				To record allowance for doubtful accounts
				1131200	Bad debt expenses		19,709,050.00
				5502021	Allowance for doubtful accounts				19,709,050.00